UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 5th February, 2015	By	/s/ Sanjay Dongre
		Name:	Sanjay Dongre
		Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I
Description

Communication dated 5th February, 2015 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating the Press Release in connection with the Launch and the Pricing of our proposed American Depository Receipt (ADR) offering.

February 5, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/Madam,

Re:	Proposed issue of American Depository Receipts (“ADRs”), each ADR representing three equity shares of face value Rs. 2 each, (the “ADR Offering”) by HDFC Bank Limited (the “Bank”)

We are attaching herewith the Press Release in connection with the Launch and the Pricing of our proposed issue of American Depository Receipts (ADR).

We request you to take the above on the record.

Thanking you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) & Company Secretary

HDFC Bank Announces Proposed Public Offering of American Depositary Shares

Mumbai, India – February 4, 2015 – HDFC Bank Limited (NYSE: HDB) announced today that it is commencing an offering of 22,000,000 American Depositary Shares (ADSs), each representing three equity shares.

Net proceeds from the ADS offering are expected to be used to strengthen HDFC Bank’s capital structure, support future growth and expansion and for general corporate purposes.

Merrill Lynch Pierce Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc are acting as global coordinators and joint bookrunners and Barclays Capital Inc., Goldman, Sachs & Co., Nomura Securities International, Inc. and UBS Securities LLC are acting as joint bookrunners.

The offering is being made only by means of a prospectus supplement and the accompanying base prospectus. An electronic copy of the preliminary prospectus supplement, together with the accompanying prospectus, is also available on the SEC’s website, www.sec.gov.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on February 4, 2015. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

HDFC Bank is a leading private sector bank and financial services company in India with 3600 branches and 11,515 ATMs in 2,022 cities / towns. It offers a wide range of financial products and services to retail and wholesale customers. Its ADSs are listed on the NYSE and its equity shares are listed on the National Stock Exchange of India Limited and The Bombay Stock Exchange Limited.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on HDFC Bank Limited’s management’s current expectations. Such statements include plans, projections and estimates regarding the use of proceeds from the proposed offering. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect HDFC Bank Limited and its results is included in HDFC Bank Limited’s filings with the Securities and Exchange Commission. The term “including,” and any variation thereof, means “including, without limitation.”

HDFC Bank Agrees to Sell 22,000,000 American Depositary Shares at U.S.$ 57.76 per ADS and 18,744,142 Shares at Rs. 1,067 per Share

Mumbai, India – February 5, 2015 – HDFC Bank Limited (NYSE: HDB; NSE/BSE: HDFCBANK) announced today that it has priced its public offering of 22,000,000 American Depositary Shares (ADSs), each representing three equity shares, at U.S.$ 57.76. The offering price is equivalent to a price (in Indian Rupees) of Rs. 1,193.90 per equity share at the January 30, 2015 noon buying rate of the Federal Reserve Bank of New York.

In addition, HDFC Bank priced its concurrent Qualified Institutions Placement in India (QIP) of 18,744,142 equity shares at Rs. 1,067 per equity share.

Net proceeds from the ADS offering are expected to be approximately $1,253.3 million and those from the QIP are expected to be Rs. 19,850 million. The ADS offering and QIP are scheduled to close on February 10, 2015.

HDFC Bank is a leading private sector bank and financial services company in India with 3,600 branches and 11,515 ATMs in 2,022 cities / towns. It offers a wide range of financial products and services to retail and wholesale customers. Its ADSs are listed on the NYSE and its equity shares are listed on the National Stock Exchange of India Limited and The BSE Limited.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. An electronic copy of the preliminary prospectus supplement, together with the accompanying prospectus, is also available on the SEC’s website, www.sec.gov.

The equity shares offered in the Indian offering will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.